STERN CAPITAL LLC AND SUBSIDIARY

REPORT ON AUDIT OF
CONSOLIDATED
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: STERN CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
420 LEXINGTON AVENUE, SUITE 300
(No. and Street)

NEW YORK	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE M. STERN (212) 832-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gettry Marcus CPA, P.C.
(Name – *if individual, state last, first, middle name*)

1407 BROADWAY	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Lawrence M. Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stern Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

STATE OF FLORIDA
COUNTY OF DADE

The foregoing instrument was acknowledged before me by means of (X) physical presence or ( ) online notarization this 17 day of FEB. 20 21

By: LAWRENCE STERN

Personally Known ___ OR produced identification X
Type of Identification Produced NY DL

Signature

Member

Title

CARLOS GONZALEZ
State of Florida-Notary Public
Commission # GG 717730
My Commission Expires
May 15, 2022

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERN CAPITAL LLC AND SUBSIDIARY

CONTENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Stern Capital LLC and Subsidiary

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Stern Capital LLC and Subsidiary as of December 31, 2020, and the related notes (collectively referred to as the consolidated financial statement). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Stern Capital LLC and Subsidiary as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Stern Capital LLC and Subsidiary's management. Our responsibility is to express an opinion on Stern Capital LLC and Subsidiary's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stern Capital LLC and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Gettry Marcus CPA P.C.

Gettry Marcus CPA, P.C.

We have served as Stern Capital LLC and Subsidiary's auditor since 2008.

New York, New York

February 19, 2021

STERN CAPITAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Assets

Cash and cash equivalents	$	129,073
Fees receivable		54,933
Prepaid expenses and other assets		16,690
Total assets	$	200,696

Liabilities and Member's Equity

Accrued expenses and other liabilities	$	87,311
Due to affiliate		34,510
Total liabilities		121,821
Member's equity		78,875
Total liabilities and member's equity	$	200,696

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

The accompanying notes are an integral part of this consolidated financial statement.

STERN CAPITAL LLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

1. ORGANIZATION AND NATURE OF BUSINESS

Stern Capital LLC ("Stern") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Stern is a single member limited liability company and continues until such time it is terminated. The member's liability is limited. Stern earns commissions and fees from insurance companies and asset management firms for the implementation of private placement variable annuity life insurance contracts and the rendering of consulting services.

The consolidated financial statements include the accounts of Stern and its wholly-owned subsidiary, Stern Capital LTD (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

Stern Capital LTD was formed on September 5, 2007 under the laws of Bermuda. Stern Capital LTD, an unregulated entity, earns fees from insurance companies and asset management firms for the implementation of private placement variable annuity life insurance contracts with foreign investors.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b) Use of Estimates

The preparation of consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

c) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

STERN CAPITAL LLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

d) Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606") in a prior year. The ASC 606 revenue recognition guidance, which has been amended and clarified several times, requires that an entity recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (a) identify the contract with a customer (b) identify the performance obligations in the contract (c) determine the transaction price (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

The Company's principle source of revenue is derived from commissions and fees earned for the placement of variable annuity life insurance contracts and related consulting services. Each distinct service listed on the agreements with insurance carriers and assets managers is considered a performance obligation. The commissions and fees earned are allocated to each distinct performance obligations and revenue is recognized when performance obligations are met. The Company's key performance obligation is met when the underlying information from the insurance carriers and asset managers is received and authenticated. The Company evaluates its incremental contract costs related to revenue if such costs are period costs or are capitalized costs. The Company is generally deemed to control the services; accordingly, it presents the revenues gross of the associated third-party costs. The Company's revenues are earned and recorded at a point in time.

e) Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believe it is not exposed to any credit risk.

For the year ended December 31, 2020, approximately 49% of the fees receivable were due from two clients.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

f) Income Taxes

Stern is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations. Therefore, no provision for income taxes is included in the accompanying financial statements.

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2020, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions. There are presently no ongoing income tax examinations.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $42,998, which was $34,877 in excess of its required net capital of $8,121. The Company's net capital ratio was 2.8 to 1.

4. CONSOLIDATED SUBSIDIARY

The following is a summary of certain financial information of Stern's consolidated subsidiary, Stern Capital LTD.

Total assets	$	11,188
Total liabilities		7,619
Total member's equity	$	3,569

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

5. RELATED PARTY

The Company has an agreement with Stern Family Management, related through common ownership, for administrative expenses. As of December 31, 2020, the Company owed the affiliate $34,510.

6. COVID-19

During 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7. CONTINGENCIES

The Company is not involved in or foresees any legal proceedings concerning matters arising connection with the conduct of its business.

8. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred through February 19, 2021, the date the consolidated financial statements were available to be issued, that would require recognition or disclosure in the consolidated financial statements.